

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2020

Evan M. Turtz
President
Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036

      Re: Ingersoll-Rand U.S. HoldCo, Inc.
          Registration Statement on Form 10
          Filed December 30, 2019
          File No. 000-56134

Dear Mr. Turtz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology